FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	November, 2005
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated November 3rd, 2005, relating to Lafarge and Cemex joint venture

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	NYSE: CX , BMV: CEMEXCPO

Madrid, November 3, 2005

LAFARGE AND CEMEX TERMINATE THEIR JOINT VENTURE

IN AGGREGATES AND CONCRETE IN SPAIN AND PORTUGAL

LAFARGE and CEMEX announce that they have signed today a Letter of Intent to terminate their 50/50 joint venture in READYMIX ASLAND S.A. (RMA) in Spain, and Betecna Betao Pronto S.A. (BETECNA) in Portugal.

This transaction is subject to the approval by the relevant competition authorities.

With 122 concrete plants and 12 aggregates quarries, RMA is today the leader of the Spanish concrete market.

BETECNA is composed of 40 concrete plants and 4 aggregates quarries, and is one of the leading suppliers of concrete and aggregates in the Portuguese market.

According to the terms of this agreement, LAFARGE ASLAND will hold 100% of the shares of both RMA and BETECNA. CEMEX will retain 28 concrete plants and 6 aggregates quarries from RMA in Spain, plus will receive approximately 50 M€ in cash.

CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future.

For more information, visit www.cemex.com

Lafarge, the world leader in building materials, present in Spain through the subsidiary Lafarge Asland, holds top-ranking positions in all four of its Divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs 77,000 people in 75 countries and posted sales of €14.4 billion in 2004. Lafarge Asland is composed by three cement plants in Spain, located in Montcada i Reixac (Barcelona), Sagunto (Valencia) and Villaluenga de la Sagra (Toledo); employs 500 people and, during 2004, produced 4,6 million tons of cement.

Additional information is available on the web site at www.lafarge.com.

Page 2 of 4 Total Pages

MEDIA RELATIONS:

Lafarge Asland

Laura Villaescusa + 34 91 21 36 082

laura.villaescusa@lafarge.com

Lafarge Group

Stéphanie Tessier + 33 1 44 34 92 32

stephanie.tessier@lafarge.com

Amanda Jones + 33 1 44 34 19 47

amanda.jones@lafarge.com

INVESTOR RELATIONS:

Yvon Brind’Amour + 33 1 44 34 92 93

yvon.brindamour@lafarge.com

Danièle Daouphars + 33 1 44 34 92 93

daniele.daouphars@lafarge.com

MEDIA RELATIONS: Gerardo de la Torre +52 (81) 8328 3547 INVESTOR RELATIONS: Abraham Rodríguez +52 (81) 8888 4262 ANALYST RELATIONS: Ricardo Sales +1(212) 317 6008

Statements made in this press release that are not historical facts, including the planned capital expenditures and expansion of production capacity in the Aggregates and Concrete business, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the countries in which the Group does business; currency fluctuations; seasonal nature of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s public filings with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission including its Reference Document and annual report on Form 20-F. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business throughout the world. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

Page 3 of 4 Total Pages

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 3rd, 2005	Lafarge
(Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

Page 4 of 4 Total Pages